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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Itau International Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 28 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 S. Biscayne Blvd, Suite 2200
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marcelo Aagesen	305-416-7813	Marcelo.Aagesen@itau.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

545 NW 26th Street	Miami	FL	33127
(Address)	(City)	(State)	(Zip Code)

	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcelo Aagesen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Itau International Securities Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JASMINE GUTIERREZ
Notary Public - State of Florida
Commission # HH 424612
My Comm. Expires Jul 23, 2027
Bonded through National Notary Assn.

Signature:

Title:
Executive Representative

Notary Public

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itau International Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Itau International Securities Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2025

We have served as the Company's auditor since 2008.

Itau International Securities Inc.
Statement of Financial Condition
December 31, 2024

Assets		**2024**
Cash	$	4,501,272
Restricted cash		250,000
Receivables from clearing broker		1,112,528
Trading securities		66,937,039
Deferred tax asset, net		1,409,116
Current tax receivable		523,012
Other assets		1,745,037
Total assets	$	76,478,004
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	6,632,474
Payables to affiliates		1,121,412
Current tax payable		59,296
Total liabilities		7,813,182
Common stock, $0.01 par value, 100,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid in capital		17,619,000
Retained earnings		51,044,822
Total stockholder's equity		68,664,822
Total liabilities and stockholder's equity	$	76,478,004

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Itau International Securities Inc. (the "Company" or "IIS"), is a wholly owned subsidiary of ITAU BBA International plc (the "Parent"), a banking corporation incorporated under the laws of the United Kingdom.

The Company was incorporated in March 2007 and commenced its broker-dealer operations in September 2008.

The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The principal business of the Company is to act as a broker-dealer in the execution of securities transactions for Latin American customers. The majority of its customers are also customers of Banco Itau International ("BII"), a related financial institution wholly owned by the Parent.

The Company clears all customer transactions on a fully disclosed basis through its clearing firm, Pershing LLC ("Pershing"). Pershing carries all accounts for the Company's customers.

2. Summary of Significant Accounting Policies

Cash and Restricted Cash

Cash consists of cash held on deposit at banks. Cash on deposit with financial institutions may, at times, exceed Federal Depository Insurance Corporation limits. The Company has $250,000 on deposit with Pershing as part of its clearing agreement. This amount is included in Restricted Cash on the Statement of Financial Condition.

The following table provides a reconciliation of cash and restricted cash reported within the Statement of Financial Condition to the Statement of Cash Flows.

Cash	$ 4,501,272
Restricted cash	250,000
Total cash and restricted cash	$ 4,751,272

Receivable from Clearing Firm

Receivable from clearing organizations include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. The Company's trades are cleared through a clearing firm and settled daily between the clearing firm and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. In December 2024, due from clearing organization was $1,112,528 and cash on deposit representing restricted cash was $250,000. Historically, the clearing firm has demonstrated the ability to continuously, without delay or interruptions, make the Company's cash balances available to the Company and no credit losses were recognized during the year. The Company continually reviews the credit quality of its counterparties and clearing firm.

Credit Risk

The Company considers credit risk on its receivables each period end based on past events, current conditions, and reasonable and supportable forecasts, and as a result, concluded any expected credit losses are immaterial.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of financial instruments. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent

customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company considers credit risk on its receivables each period end based on past events, current conditions, and reasonable and supportable forecasts, concluded any expected credit losses are immaterial.

Trading Securities
Securities acquired for trading purposes are classified as trading securities. Trading securities, which include debt securities, are reported at fair value. Realized and unrealized gains and losses from sales, market fluctuations, and interest income on trading securities (determined by specific identification) are included in interest and other on the Statement of Income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from those estimates.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more-likely-than-not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed annually by the Company based on the consideration of all available positive and negative evidence using a "more-likely-than-not" standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with loss carryforwards not expiring unused and tax planning alternatives. The Company believes there is sufficient positive evidence, along with the current cumulative income position and the forecasts of future profitability that support the decision that a valuation allowance is not required. The Company believes it is more-likely-than-not that it will realize its deferred tax assets.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – Income Taxes. Using the guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

3. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itau Unibanco. In addition, the Company executes, clears, and custodies certain of its securities transactions with affiliates.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities are as follows:

		2024
Prepaid Amortization	$	-
Unrealized gains		(9,181)
Accrued compensation		1,511,821
Prepaid expenses		(93,524)
Net deferred tax assets	$	1,409,116

As of December 31, 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. From time to time, we are subject to income tax examination by the taxing authorities. As of December 31, 2024, there are no ongoing audits.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3–1"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6–2/3% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $64,259,955 which was $63,739,076 in excess of the amount required of $520,879. The ratio of aggregate indebtedness to net capital at December 31, 2024, is 12.16%.

The Company has claimed an exemption under SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") Section (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

7. Disclosure about Fair Value of Financial Instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3

measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

Basis of Fair Value Measurement
- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

An asset or liability's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected losses and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

The following table details the assets and liabilities carried at fair value on a recurring basis as of December 31, 2024 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value. Trading securities consist of U.S. Treasury Bills measured at fair value on a recurring basis with the corresponding unrealized gains or losses recognized in the Statement of Income. Management uses comparable quoted market prices to determine the fair value of its Treasury Bills, which are considered off-the-run as of December31,2024, and therefore, such valuations have been classified as Level 2.

	Fair Value Measurements using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At December 31, 2024				
Trading securities	$ -	$ 66,937,039	$ -	$ 66,937,039
Total	$ -	$ 66,937,039	$ -	$ 66,937,039

The U.S. Treasury securities have maturity dates of July 31, 2025, October 31, 2025, and January 31, 2026.

8. Fair Value

Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit

risk. The following paragraphs describe the principal valuation methods used by management to estimate the fair values of the Bank's financial instruments.

Cash
Fair value of cash is estimated to equal the carrying amounts due to its short-term nature, which is classified as Level 1 in the fair value hierarchy.

Receivable from Clearing Broker
The carrying amounts of receivables from clearing broker approximates fair value due to their short-term nature, which is classified as Level 1 in the fair value hierarchy.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2025, the date the financial statements were available for issuance. No subsequent events were identified which would require disclosure.